INTERNATIONAL DEVELOPMENT CORP.
                         534 DELAWARE AVENUE, SUITE 412
                             BUFFALO, NEW YORK 14202
                               TEL. (416) 490-0254


                                 March 13, 2006


Ms.  Pamela  A.  Long
Assistant  Director
Division  of  Corporation  Finance
U.S.  Securities  and  Exchange  Commission
Washington,  D.C.  20549-7010

     Re:     International  Development  Corp.
             Preliminary Revised Information Statement on Schedule 14C filed February 28, 2006
             File  No.  000-31343

Dear  Ms.  Long:

     We  enclose  our  amended  Preliminary  Revised  Information  Statement  on
Schedule 14C ("Amended 14C") to the above-referenced filing for International Development Corp. (the "Company"). The Amended 14C has been marked to reflect changes from the previous Amended 14C that was filed by the Company on February 28, 2006.

     Also provided below is an item-by-item response to the Commission staff's comment letter dated March 9, 2006. Please note that for the convenience of the staff we have recited each comment in boldface type and provided the response to each comment immediately thereafter. The Company believes that it has fully responded to the staff's comments.

PRELIMINARY  REVISED  INFORMATION  STATEMENT ON SCHEDULE 14C, FILED FEBRUARY 16,
--------------------------------------------------------------------------------
2006
----

GENERAL
-------

     1. WHILE NOT NECESSARILY AGREEING WITH YOUR ANALYSIS IN RESPONSE TO COMMENT 1 OF OUR FEBRUARY 16, 2006 LETTER, PLEASE DISCLOSE THAT THE ONLY REMAINING ASSET OF THE COMPANY AT THE EFFECTIVE TIME OF THE TRANSACTION WAS CASH.

          The requested revision has been made and can be found on page 5, paragraph 2 under Proposal 1 of the Amended 14C.

     2. YOUR RESPONSE TO PRIOR COMMENT 2 IS INACCURATE. THE AMENDMENT FILED ON FEBRUARY 16TH DID NOT CONTAIN THE REVISIONS TO THE PRIOR COMMENTS THAT NOW APPEAR WITHOUT EXPLANATION IN THE FEBRUARY 28TH FILING. CONFIRM THIS FILING DISCREPANCY AND ENSURE THAT SUCH INCONSISTENCIES DO NOT OCCUR IN FUTURE FILINGS.

          Based on our review, there appears to have been an error in the actual filing that was sent to the SEC on February 16, 2006. The edgarized version of the Amended 14C that had been received by the Company from our outside, third-party Edgarizing Service Company, which was reviewed by management and approved for release to the SEC, did indeed have all of the revisions as noted in our Response Letter dated February 15, 2006 in connection with your letter dated February 9, 2006. The actual filing erroneously sent to the SEC from the outside, third-party Edgarizing Service Company, was an incorrect, older version of the Amended 14C. The Company has been in touch with the outside, third-party Edgarizing Service Company in an attempt to prevent this error from occurring again and intends to review filings as posted on the SEC website to verify that the appropriate document has been filed, in accordance with management's review and approval for release to the SEC of the final edgarized version.

          To clarify our response to comment 2 from your letter dated February 24, 2006, the requested revisions, as indicated in comments 4-6 of your letter dated February 9, 2006, have been made and can be found on pages 4, 6, and 9, respectively, of the Amended 14C as filed on February 28, 2006.

     The  Company  hereby  acknowledges  the  following:

     - The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

     - Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

     - The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     The Company believes that the revisions contained in the Amended 14C and the responses provided above fully address the concerns outlined in the staff's comment letter. Please direct any questions or comments about this letter to the undersigned at the address and telephone number indicated above, as well as the Company's attorney, Norman T. Reynolds, Esq. at 815 Walker Street, Suite 1250, Houston, Texas 77002, telephone (713) 237-3135. Thank you.

                                               Very  Truly  Yours,

                                               /s/  Betty-Ann  Harland

                                               Betty-Ann  Harland


cc:     Chris  Edwards,  Special  Counsel
        Matt  Franker,  Staff  Attorney
        Norman  T.  Reynolds,  Esq.